UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated as of April 25, 2002

NETIA HOLDINGS S.A.

(Translation of registrant's name into English)

UL. POLECZKI 13
02-822 WARSAW, POLAND

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☐ No ☑

EXPLANATORY NOTE

Attached are the following items:

1. Press Release, dated April 23, 2002.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

ARRANGEMENT PROCEEDING OPENS IN WARSAW FOR NETIA SUBSIDIARY

WARSAW, Poland – April 23, 2002 – Netia Holdings S.A. (Nasdaq: NTIAQ, WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that the court in Warsaw yesterday opened an arrangement proceeding with respect to Netia Telekom S.A., one of its subsidiaries, following Netia Telekom's motion filed on February 20, 2002, with a deadline for verifying creditors' claims set for May 20, 2002.

As previously announced, filings for opening of arrangement proceedings were also made on February 20, 2002 by Netia Holdings S.A. and another of its subsidiaries, Netia South Sp. z o.o. By April 29, 2002, an expert appointed by the same court is required to submit his opinion to the court on detailed questions formulated by the court concerning whether Netia Holdings S.A. qualifies for arrangement proceedings. The hearing for Netia South Sp. z o.o. to determine whether to open its arrangement proceeding is scheduled by the court for May 7, 2002.

The arrangement proceedings for Netia Holdings S.A., Netia Telekom S.A. and Netia South Sp. z o.o. are occurring in the context of the Restructuring Agreement reached on March 5, 2002 with Netia's bondholders and certain of its creditors.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002 and it Current Report on Form 6-K filed with the Commission on April 3, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2002

NETIA HOLDINGS S.A.

By: ______________________
Name: Kjell-Ove Blom
Title: acting President

By: ______________________
Name: Avraham Hochman
Title: VP Finance